Exhibit 99.1

Dominion Diamond Corporation Files Annual Report on Form 40-F with SEC

TORONTO--(BUSINESS WIRE)--April 20, 2015--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company”) has filed with the U.S. Securities and Exchange Commission its annual report on Form 40-F, which includes the Company's audited consolidated financial statements for the year ended January 31, 2015, prepared in accordance with International Financial Reporting Standards. This document is available electronically at www.sec.gov or the Company's website at www.ddcorp.ca. Shareholders may also request a hard copy of the Company's audited consolidated financial statements free of charge through the Company's website or by contacting the Investor Relations Department.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca